MOL HUNGARIAN OIL AND GAS PLC.
Finance

03 FEB 20 AM 7:21 31st January, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03007431

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-~~Marc Delc~~ommune
Chief Financial Officer

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Enclosure

3/18

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

31 January, 2003

MOL Plc. sold its majority interests in the gas retail companies Zsámbékgáz Rt., MOL-Gáz Kft. and Turulgáz Rt.

As a new step in its divestiture strategy MOL Hungarian Oil and Gas Plc. hereby announces that it has sold its 96.27 percent holding in Zsámbékgáz Rt., 89.30 percent holding in MOL-GÁZ Kft. and 58.42 percent holding in Turulgáz Rt. to Tigáz Rt. The aggregate book value of the three interests as of December 31, 2002 was HUF 8.48 billion. The total purchase price is HUF 20.6 billion which includes the assumption and immediate settlement of the subsidiary loans and the assumption of mother-company guarantees on liabilites of MOL-GÁZ Kft.

The transaction-package is among the most significant divestiture achievements of MOL Plc. As a result of the transactions a considerable amount of capital employed will be released, and the purchase price being far in excess of the book value will positively influence the financial results of MOL Plc.

Financial closing of the transactions is subject to Competition Office approval, while in case of MOL-Gáz Kft., Hungarian Energy Office approval is also necessary. Payment of the full consideration is expected in the second quarter of 2003 after the final unconditional closing of the transactions.

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

31 January, 2003

MOL Rt. adjusts the amount of local business tax paid for the 2001 financial year

MOL Hungarian Oil and Gas Plc., announces that in January 2003 it conducted a self-revision of the local business tax paid to municipalities in 2001. As a result of the self-revision it has become clear that MOL Rt. recorded and paid an excess of HUF 2,280 million in local business tax to the municipalities. In consequence, the Company's net income for 2001 was reported as being lower by the same amount. All supporting documentation, necessary for completion of the self-revision has been prepared and submitted to the municipalities concerned. Communication with these municipalities is in progress.

In accordance with IAS 10 "Events after the balance sheet date", the accounting impact of this adjustment on the Company's IFRS financial statements will occur in the Q4 2002 accounts, as an increase of receivables and a decrease in other operating expenses, thereby increasing net income for the period.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924